SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 1 2002
WASH, D.C. 154 SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_______ to ________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Savings and Investment Plan for Union Employees of
Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)
1001 13th Avenue, East
Bradenton, Florida 34208

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)

Date: June 20, 2002



By: [signature]
Name: Marianne Ferrari
Title: Secretary of the Benefits Committee. Chief Personnel Officer and Senior Vice President of Human Resources. (The Benefits Committee is the Plan Administrator of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173))

GUTIERREZ & Co. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 358-6617
FAX (718) 886-8428

Plan Administrator

Retirement Savings and Investment Plan for Union Employees
of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)

We hereby consent to the incorporation by reference in Registration Statement No. 333-65992 on Form S-8 of our Report dated May 31, 2002 which appears in your Annual Report on Form 11-K of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173) for the fiscal year ended December 31, 2001.

Gutierrez & Co.

Flushing, New York
June 20, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN
FOR UNION EMPLOYEES OF
TROPICANA PRODUCTS, INC.
AND AFFILIATES (TEAMSTERS LOCAL UNION #173)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 and 2000

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)

INDEX TO FINANCIAL STATEMENTS

GUTIERREZ & CO. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 358-6617
FAX (718) 886-8428

INDEPENDENT AUDITORS' REPORT

To the Benefits Committee
of the Retirement Savings and
Investment Plan for Union Employees of Tropicana
Products, Inc. and Affiliates (Teamsters Local Union #173)

We were engaged to audit the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union#173) (the "Plan") as of and for the years ended December 31, 2001 and 2000, and the supplemental schedules as of and for the year ended December 31, 2001 as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 2 , which was certified by Dreyfus Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements. We have been informed by the plan administrator that Dreyfus Trust Company holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of December 31, 2001 and 2000 and for the plan years then ended that the information provided to the plan administrator by them is complete and accurate.

Because of the significance of the information that we did not audit, we were unable to, and do not express an opinion on the accompanying financial statements taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Flushing, New York
May 31, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2001	2000
Investments		
Money Market Fund:		
Dreyfus Cash Management Plus Fund	$ 819	$ 365,000
Cash		1,402
Stable Income Fund:		
Dreyfus-Certus Stable Value Fund Series	6,638	1,220,228
Cash		5,957
Bond Fund:		
Dreyfus A Bond Plus Fund	2,726	352,928
Cash		2,135
S&P 500 Index Fund:		
Dreyfus Institutional S&P 500 Stock Index Fund	1	2,161,727
Cash		9,476
Disciplined Stock Fund:		
Dreyfus Disciplined Stock Fund		4,172,499
Cash		8,192
Growth Equity Fund:		
Warburg Pincus Emerging Growth Fund	3	848,988
Cash		4,827
PepsiCo Company Stock Fund		
PepsiCo Company Common Stock	780,890	429,359
TBC Inc. Pooled Employee Fund	2,951	108
Cash		2,105
Total Investments	794,028	9,584,931
Receivables		
Interest	2,331	1,157
Proceeds from Unsettled Sales	8,813,345	
Total Assets	9,609,704	9,586,088
Liabilities		
Cost of Unsettled Purchases	2,866	34,092
Total Liabilities	2,866	34,092
Net Assets Available for Benefits	$ 9,606,838	$ 9,551,996

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2001	2000
Contributions		
Participating Employees	$ 1,622,257	$ 1,627,104
Investment Activities		
Investment Income		
Money Market Fund	15,624	21,698
Stable Income Fund	72,988	62,017
Bond Fund	26,708	18,673
S&P 500 Index Fund	24,548	23,063
PepsiCo Company Stock Fund	7,505	3,853
Disciplined Stock Fund	8,935	971
Total Investment Income	156,308	130,275
Net Appreciation/(Depreciation) in Value of Investments		
Bond Fund	(10,611)	11,229
S & P 500 Index Fund	(299,071)	(234,317)
Disciplined Stock Fund	(564,786)	(420,729)
Growth Equity Fund	(211,116)	(123,096)
PepsiCo Company Stock Fund	9,933	89,313
Total Net Appreciation/(Depreciation) In Value of Investments	(1,075,651)	(677,600)
Increase (decrease) in Plan Equity from Investment Activities	(919,343)	(547,325)
Participant Withdrawals	(648,244)	(663,429)
Transfer from other Plan	172	
Increase in Plan Equity	54,842	416,350
Plan Equity at Beginning of Year	9,551,996	9,135,646
Plan Equity at End of Year	$ 9,606,838	$ 9,551,996

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173) NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173) (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investment securities are recorded and valued as follows:

United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; the PepsiCo Company common shares at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Security Transactions

Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

2. PREPARATION OF FINANCIAL STATEMENTS

The statement of net assets available for benefits as of December 31, 2001 and the statement of changes in net assets available for benefits for the year then ended were prepared from information certified by Dreyfus Trust Company, trustee.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173) NOTES TO FINANCIAL STATEMENTS

3. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established as of July 1, 1997 by Tropicana Products, Inc. (the "Company").

The Plan covers all employees of Tropicana Products, Inc., who are represented by the International Brotherhood of Teamsters Local 173 Collective Bargaining Agreement (the "Company") and who have completed one month of Eligibility Service. A new participant may enter on the first day of any month.

The Plan provides benefits to participants based upon amounts voluntarily contributed to a participant's account by the participant. Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results, and the participant's vested interest at termination of employment (see Note 6).

With respect to each participant, contributions are allocated among three accounts: Pre-Tax Account, After-Tax Account and Rollover Account. Such contributions are invested as designated by the participants in one or more of the investment funds referred to in Note 4, and are accumulated and invested in a Trust Fund held by the Dreyfus Trust Company, as Trustee. The Plan is administered by the Company through a Benefits Committee appointed by the Board of Directors of the Company.

4. INVESTMENT PROGRAM

During the year ended December 31, 2001 and 2000, the Plan was comprised of seven investment funds: (i) the Money Market Fund investing in the Dreyfus Cash Management Plus Fund; (ii) the Stable Income Fund investing in the Dreyfus-Certus Stable Value Fund managed by Dreyfus Corporation; (iii) the Bond Fund investing in Dreyfus A Bonds Plus Fund managed by Dreyfus Corporation; (iv) the S&P 500 Index Fund investing in Dreyfus Institutional S&P 500 Stock Index Fund managed by Dreyfus Corporation; (v) the Disciplined Stock Fund investing in Dreyfus Disciplined Stock Fund managed by Dreyfus Corporation and (vi) the Growth Equity Fund investing in Warburg Pincus Emerging Growth Fund managed by Warburg Pincus Counsellors, Inc.; (vii) the PepsiCo Stock Fund investing in PepsiCo Company common stock. The investments are administered by the Benefits Committee appointed by the Board of Directors of the Company.

5. CONTRIBUTIONS

Eligible employees, as defined, may elect to contribute to their Pre-Tax Accounts on a pre-tax basis ("Pre-Tax Contributions) and/or to their After-Tax Accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual compensation, in multiples of 1%, in any combination; provided, the aggregate percentage of the contributions does not exceed 17% of their annual compensation. Pre-tax Contributions and After-Tax Contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Plan does not provide matching contributions by the Company.

The Plan will accept into participants' Rollover Accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").

6. VESTING

A participant in the Plan always has a fully vested interest in the value of his or her contributions plus actual earnings thereon.

7. DISTRIBUTIONS

Upon termination of employment due to death, disability, retirement or other reasons, the participant or his or her beneficiary, may elect to receive a lump-sum amount equal to the value of the participant's vested interest in their account.

Prior to termination of employment, the participant may withdraw amounts from the participant's Accounts in accordance with the provisions of the Plan. Participants are not permitted to borrow from their Accounts.

8. TAX STATUS OF PLAN

The Internal Revenue Service has ruled by a letter dated May 20, 1998 that the Plan is qualified under Section 401(a) of the Internal Revenue Code. So long as the Plan continues to be so qualified, it is not subject to federal income taxes.

Participants are not currently subject to income tax on the Participating Companies' contributions to the Plan or on income earned by the Plan. Benefits distributed to participants or to their beneficiaries may be taxable to them. The tax treatment of the value of such benefits depends on the event giving rise to the distribution and the method of distribution selected.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)
NOTES TO FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS

Certain expenses of the Plan are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

10. TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Board of Directors of the Company may terminate the Plan at any time. In the case of termination, the rights of participants to their accounts shall be vested as of the date of termination.

11. INFORMATION CERTIFIED BY THE CUSTODIAN

The following is a summary of the Plan's financial information and data furnished and certified by the Custodian as complete and accurate in accordance with Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA:

	December 31,	
	2001	2000
Assets:		
Investments at fair value	$ 794,028	$9,584,931

	Year Ended December 31,	
	2001	2000
Investment income:		
Net appreciation (depreciation) in fair value of investments	$(1,075,651)	$ (677,600)
Interest and dividend income	156,308	130,275
Total investment income	$(919,343)	$ (547,325)

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173) NOTES TO FINANCIAL STATEMENTS

12. INVESTMENTS

The following investments each represent five percent or more of the total Plan assets as of the beginning of the respective Plan year:

Description of Investment	Cost	Fair Value
Year ended December 31, 2001:		
PepsiCo Company Stock Fund	$ 766,886	$ 780,890
Year ended December 31, 2000:		
Dreyfus-Certus Stable Value Fund Series I	$ 1,220,228	$ 1,220,228
Dreyfus Institutional S&P 500 Stock Index Fund	1,921,099	2,161,727
Dreyfus Disciplined Stock Fund	3,818,272	4,172,499
Warburg Pincus Emerging Growth Fund	1,008,851	848,988

13. SUBSEQUENT EVENT

Effective January 1, 2002, the Plan was merged into the PepsiCo 401(k) Plan for Hourly Employees. The assets of the Plan were transferred to Fidelity Investments , the Trustee of the PepsiCo 401(k) Plan for Hourly Employees on January 2 , 2002. Certain provisions of the Plan were changed to conform with the PepsiCo 401(k) Plan for Hourly Employees provisions.

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)
Line 27a Form 5500 - Schedule of Assets Held for Investment Purpooses
December 31, 2001

Shares/ Par Value	Security Description	Cost	Price	Market
Interest-Bearing Cash				
818.785	Dreyfus Cash Mgmt Plus Institutional Shares	818.78	1.0000	818.78
Corporate Stock Common				
16,038.0000	PepsiCo Inc. Common	766,886.13	48.6900	780,890.22
Common Collective Trust				
2,950.5700	TBC Inc. Pooled Employee Funds Daily Liquidity Fund	2,950.57	1.0000	2,950.57
6,638.1700	Certus Stable Value Series "I" Fund	6,638.17	1.0000	6,638.17
Total Common/Collective Trust		9,588.74		9,558.74
Registered Investment Companies				
200.300	Dreyfus A Bonds Plus, Inc.	2,800.64	13.6100	2,726.08
0.0620	Dreyfus/Laurel Funds Inc. S&P 500 Stk Index Fd Tr Shares	1.52	23.9000	1.48
0. 1060	Credit SuisseWarburg Pincus Emerging Growth Fd	4.00	26.9900	2.86
Total Registered Investment Companies		2,806.16		2,730.42
Grand Total		780,099.81		794,028.16

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)

Line 27d Form 5500 - Schedule of Reportable Transactions

Series of Transactions In Excess of Five Percent of the Current Value of the Plan Assets

Year ended December 31, 2001

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Gain/Loss
8,281.05	Credit Suisse Warburg Pincus Emerging Growth Fd	48	216,100.87	.00	.00	.00
33,204.86	Credit Suisse Warburg Pincus Emerging Growth Fd	33	.00	895,083.67	1,260929.63	(365,845.96)
14,078.37	Dreyfus A Bonds Plus Inc	63	197,315.36	.00	.00	.00
41,047.69	Dreyfus A Bonds Plus Inc	35	.00	561,477.90	574,025.81	(12,547.91)
164,949.09	Dreyfus Cash Mgmt Plus Instl Sh	69	169,949.09	.00	.00	.00
543,352.40	Dreyfus Cash Mgmt Plus Instl Sh	31	.00	543,352.40	543,352.40	.00
20,847.63	Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd Tr Shs	69	521,253.86	.00	.00	.00
100,083.87	Dreyfus/Laurel Fds Inc S&P 500 Stk Index Fd Tr Shs	59	.00	2,398,980.39	2,457,423.65	(58,443.26)
12,122.44	Dreyfus/Laurel Disc Stk Fd R	56	400,358.08	.00	.00	.00
125,039.70	Dreyfus/Laurel Disc Stk Fd R	58	.00	4,008,814.09	4,219,373.93	(210,559.84)
9,924.00	PepsiCo Inc Common	89	460,877.43	.00	.00	.00
2,510.00	PepsiCo Inc Comon	21	.00	117,848.36	105,040.64	12,807.72

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees
of Joseph E. Seagram & Sons, Inc. and Affiliates (Teamsters Local Union #173)
Line 27d Form 5500 - Schedule of Reportable Transactions
Series of Transactions In Excess of Five Percent of the Current Value of the Plan Assets
Year ended December 31, 2001

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Gain/Loss
414,945.53	TBC Inc Pooled Employee Funds Daily Liquidity Fund	86	414,945.53	.00	.00	.00
412,102.98	TBC Inc Pooled Employee Funds Daily Liquidity Fund	70	.00	412,102.98	412,102.98	.00
406,457.06	Certus Stable Value Series 'I' Fund	72	406,457.06	.00	.00	.00
1,687,076.63	Certus Stable Value Series 'I' Fund	42	.00	1,687,076.64	1,687,076.64	.00

Supplemental Schedule

Retirement Savings and Investment Plan For Union Employees
of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)
Line 27d Form 5500 - Schedule of Reportable Transactions
Single Transactions In Excess of Five Percent of the Current Value of the Plan Assets
Year ended December 31, 2001

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Gain/Loss
29,654.75	Credit Suisse Warburg Pincus Emerging Growth Fd Inc	.00	.00	800,381.87	1,119,722.32	(319,340.45)
87,896.64	Dreyfus /Laurel Fds Inc S&P 500 Stk Index Fd Tr Shs	.00	.00	2,100,729.83	2,157,582.23	(56,852.40)
110,844.75	Dreyfus/Laurel Disc Stk Fd R	.00	.00	3,543,706.85	3,739,316.91	(195,610.06)
1,498,755.66	Certus Stable Value Ser "I" Fd	.00	.00	1,498,755.67	1,498,755.67	.00